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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 9)

                         ------------------------------

                                  SAVVIS, INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE                         805423 10 0
    (Title of class of securities)                            (CUSIP number)


                             NANCY C. GARDNER, ESQ.
                              REUTERS AMERICA LLC.
                                 GENERAL COUNSEL
                              THE REUTERS BUILDING
                                 3 TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  JUNE 3, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------------------------------------------------------                ---------------------------------------------------
CUSIP No.  805423 10 0                                                 13D                                       Page 2 of 7
----------------------------------------------------------------                ---------------------------------------------------
---------------------     ---------------------------------------------------------------------------------------------------------
      1                   NAME OF REPORTING PERSON                                 REUTERS GROUP PLC
                          I.R.S. IDENTIFICATION NO.                                IRS NO.
                          OF ABOVE PERSON
---------------------     ---------------------------------------------------------------------------------------------------------
      2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [X]
                                                                                                                        (b) [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
      3                   SEC USE ONLY
---------------------     ---------------------------------------------------------------------------------------------------------
      4                   SOURCE OF FUNDS:                                                             Not Applicable
---------------------     ---------------------------------------------------------------------------------------------------------
      5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):          [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
      6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                         England and Wales
---------------------     ---------------------------------------------------------------------------------------------------------
                                    7                SOLE VOTING POWER:                                                     0
   NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
   REPORTING

  PERSON WITH
                          ----------------------     ------------------------------------------------------------------------------
                                    8                SHARED VOTING POWER:                                                   0

                          ----------------------     ------------------------------------------------------------------------------
                                    9                SOLE DISPOSITIVE POWER:                                                0

                          ----------------------     ------------------------------------------------------------------------------
                                   10                SHARED DISPOSITIVE POWER:                                              0

---------------------     ---------------------------------------------------------------------------------------------------------
     11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                          0
---------------------     ---------------------------------------------------------------------------------------------------------
     12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
     13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               0%
                                                                                                                       (see Item 5)
---------------------     ---------------------------------------------------------------------------------------------------------
     14                   TYPE OF REPORTING PERSON:                                       HC; CO
---------------------     ---------------------------------------------------------------------------------------------------------




                                       2

----------------------------------------------------------------                ---------------------------------------------------
CUSIP No.  805423 10 0                                                 13D                                          Page 3 of 7
----------------------------------------------------------------                ---------------------------------------------------

---------------------     ---------------------------------------------------------------------------------------------------------
      1                   NAME OF REPORTING PERSON                                 REUTERS S.A.
                          I.R.S. IDENTIFICATION NO.                                IRS NO.
                          OF ABOVE PERSON
---------------------     ---------------------------------------------------------------------------------------------------------
      2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [X]
                                                                                                                        (b) [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
      3                   SEC USE ONLY
---------------------     ---------------------------------------------------------------------------------------------------------
      4                   SOURCE OF FUNDS:                                                             WC
---------------------     ---------------------------------------------------------------------------------------------------------
      5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
      6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Switzerland
---------------------     ---------------------------------------------------------------------------------------------------------
                                    7                SOLE VOTING POWER:                                                    0
   NUMBER OF
    SHARES

 BENEFICIALLY
   OWNED BY

     EACH
   REPORTING

  PERSON WITH
                          ----------------------     ------------------------------------------------------------------------------
                                    8                SHARED VOTING POWER:                                                  0

                          ----------------------     ------------------------------------------------------------------------------
                                    9                SOLE DISPOSITIVE POWER:                                               0

                          ----------------------     ------------------------------------------------------------------------------
                                   10                SHARED DISPOSITIVE POWER:                                             0

---------------------     ---------------------------------------------------------------------------------------------------------
     11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         0
---------------------     ---------------------------------------------------------------------------------------------------------
     12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]
---------------------     ---------------------------------------------------------------------------------------------------------
     13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              0%
                                                                                                                     (see Item 5)
---------------------     ---------------------------------------------------------------------------------------------------------
     14                   TYPE OF REPORTING PERSON:                                       CO
---------------------     ---------------------------------------------------------------------------------------------------------

           This Amendment No. 9 amends the Schedule 13D dated May 14, 2001, as amended, filed by Reuters Group PLC ("RGPLC") and Reuters S.A., a Swiss corporation that is a subsidiary of RGPLC and the successor by merger to Reuters Holdings Switzerland S.A. ("RSA" and, together with RGPLC, the "Reporting Persons"), with respect to the common stock, par value $.01 per share ("Common Stock"), of SAVVIS, Inc. ("SAVVIS").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is hereby amended and supplemented as follows:

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference.

           None of the Reporting Persons beneficially owns, and, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 9 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) On June 3, 2005, subsidiaries of RGPLC acquired substantially all the businesses and operations of Moneyline Telerate Holdings, Inc., a Delaware corporation ("MTH"), for purchase consideration consisting of $145 million in cash, subject to adjustment, and 40,870 shares of Series A Convertible Preferred Stock of SAVVIS (the "Preferred Stock") previously owned by RSA.

           (d) Not applicable.

           (f) On June 3, 2005, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is hereby amended and supplemented as follows:

           The 40,870 shares of Preferred Stock were transferred to MTH pursuant to a Stock and Asset Purchase Agreement, dated as of December 20, 2004, as amended, by and among Reuters Limited, RSA, MTH, the subsidiaries of MTH named therein and One Equity Partners LLC (the "Purchase Agreement"). In connection therewith, 21,239 shares of Preferred Stock were delivered into escrow pursuant to an Escrow Agreement, dated as of June 3, 2005 (the "Escrow Agreement"), to fund certain potential post-closing liabilities of MTH and its affiliates to the RGPLC affiliates party to the Purchase Agreement. The Purchase Agreement and the Escrow Agreement are filed as Exhibits hereto.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 22. Stock and Asset Purchase Agreement, dated as of December 20, 2004 (the "Purchase Agreement"), by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc., the subsidiaries of Moneyline Telerate Holdings, Inc. named therein and One Equity Partners LLC (incorporated by reference to
                Exhibit 4.13 of Reuters Group PLC's Annual Report on Form 20-F, filed on March 9, 2005, File No. 333-08354).

Exhibit 23.     Amendment No. 1 to the Purchase Agreement, dated as of May 20,
                2005.

Exhibit 24.     Amendment No. 2 to the Purchase Agreement, dated as of June 3,
                2005.

Exhibit 25. Escrow Agreement, dated as of June 3, 2005, by and among Moneyline Telerate Holdings, Inc., Reuters Limited, and The Bank of New York.

Exhibit 26.     Power of Attorney, dated March 15, 2004, by Reuters Group PLC.

Exhibit 27.     Power of Attorney, dated May 27, 2005, by Reuters S.A.

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 7, 2005

                                     REUTERS GROUP PLC

                                     By: /s/ Stephen Lehman
                                         --------------------------------
                                         Name: Stephen Lehman
                                         Title: Attorney-in-Fact



                                     REUTERS S.A.

                                     By: /s/ Stephen Lehman
                                         --------------------------------
                                         Name: Stephen Lehman
                                         Title: Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit 22. Stock and Asset Purchase Agreement, dated as of December 20, 2004 (the "Purchase Agreement"), by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc., the subsidiaries of Moneyline Telerate Holdings, Inc. named therein and One Equity Partners LLC (incorporated by reference to
                Exhibit 4.13 of Reuters Group PLC's Annual Report on Form 20-F, filed on March 9, 2005, File No. 333-08354).

Exhibit 23.     Amendment No. 1 to the Purchase Agreement, dated as of May 20,
                2005.

Exhibit 24.     Amendment No. 2 to the Purchase Agreement, dated as of June 3,
                2005.

Exhibit 25. Escrow Agreement, dated as of June 3, 2005, by and among Moneyline Telerate Holdings, Inc., Reuters Limited, and The Bank of New York.

Exhibit 26.     Power of Attorney, dated as of March 15, 2004, by Reuters Group
                PLC.

Exhibit 27.     Power of Attorney, dated as of May 27, 2005, by Reuters S.A.






















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